February 3, 2020

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File No. 333-235754

Dear Ms. DiAngelo Fettig and Mr. Zapata:

On December 30, 2019, the Registrant filed a registration statement under Form N-14 (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”). On January 24, 2020, Ms. DiAngelo Fettig provided comments to the Registration Statement to me by phone. On January 27, 2020, Mr. Zapata did the same. Below, please find a summary of both of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein have the same meaning ascribed to them in the Registration Statement.

Accounting Comments

Prospectus/Information Statement

Comment 1: In the letter to shareholders, the third sentence of the second paragraph states that the Funds invest “primarily in the common stocks of companies that the Adviser believes have the potential for capital appreciation and income.” Since both the Target Fund and the Survivor Fund are funds of ETFs that invest significantly in debt ETFs, please explain how this statement is accurate.

Response: The Registrant has amended its disclosures to state the following:

While the Funds use slightly different investment techniques and allocations at times, both Funds satisfy their respective investment objectives by investing ~~primarily in the common stocks of companies that the Adviser believes have the potential for capital appreciation and income~~ in equity markets during sustained rallies and investing defensively in U.S. Treasury bond ETFs during weak equity market conditions.

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

Comment 2: In the shareholder letter, please state specifically why the reorganization of the Target Fund into the Survivor Fund is being proposed.

Response: The Registrant has amended its disclosures to state the following:

We anticipate that the Reorganization will result in benefits to the shareholders of the Target Fund as discussed more fully described in the Combined Prospectus/Information Statement.

The Adviser’s research into tactical allocation strategies has identified two important considerations: (1) tactical allocation investment strategies tend to have lower volatility than traditional, long-only equity investments and (2) tactical allocation strategies tend to be less correlated to one another. As a result, allocating to more than one tactical strategy may result in in less volatility within an investor’s tactical sleeve. Over a shared timeframe (May 16, 2014 through December 31, 2019), the standard deviation of the Survivor Fund was lower than the Target Fund while the annualized total return of the Survivor Fund was higher than that of the Target Fund over the same period. Given that the research supports a multi-tactical approach, we are proposing the reorganize the Target Fund into the Survivor Fund. As a general matter, we believe that after the Reorganization, the Combined Fund will provide you with a similar investment objective with greater long-term viability and the potential to attract additional assets.

Comment 3: On page ii, in the response to the question “Who will pay for the Reorganization?”, please specify that the costs will be borne by the Adviser regardless of whether the reorganization is consummated. Also, please reconcile the statement “there will be no repositioning of the Target Fund’s shares” with the statement in Note 4 of the Statement of Additional Information (SAI-9) that the estimated cost of the reorganization does not include “the brokerage costs, if any, associated with the re-positioning of the Target Fund.”

Response: The Registrant has amended its disclosures in the Questions and Answers of the Combined Prospectus/Information Statement to state the following:

Q.        Who will pay for the Reorganization?

A.	The costs of the Reorganization will be borne by Good Harbor Financial LLC (“Good Harbor” or the “Adviser”), the investment adviser to the Funds whether or not the Reorganization is consummated.

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

The Registrant confirms that there will be no re-positioning of the Target Fund. The Registrant has amended its disclosures in the Statement of Additional Information to state the following:

The costs associated with the Reorganization are expected to be approximately $23,000~~, not including the brokerage costs, if any, associated with the re-positioning of the Target Fund~~.

Comment 4: On page ii, in the response to the question “Are the Survivor Fund’s fees and expenses the same as the Target Fund’s fees and expenses?” please reconcile the statement that “[u]nlike the Target Fund, the Survivor Fund can allocate to mutual funds as part of its investment strategy” with the fact that the Target Fund has acquired fund fees and expenses. Similarly, the last sentence on page 9 suggests that the Target Fund does not have the ability to allocate to mutual funds.

Response: The Registrant notes that, as disclosed, the Target Fund invests at least 80% of its net assets in securities of domestic companies and will seek exposure to equities and treasuries through a variety of investments, including mutual funds. This is unlike the Survivor Fund that does not have an 80% investment policy. The Registrant has amended it disclosures on page ii to state the following:

Q.	Are the Survivor Fund’s fees and expenses the same as the Target Fund’s fees and expenses?

A.	No. The Survivor Fund’s total operating expense ratio is higher than that of the Target Fund. Unlike the Target Fund, the Survivor Fund has no limitation on how much of its assets it can allocate to mutual funds as part of its investment strategy.

The Registrant has amended its disclosures on page 9 to state the following:

The Combined Fund~~’s~~ will ~~have the~~ not be limited in its ability to allocate to mutual funds, which will incur additional acquired fund fees and expenses than the Target Fund and increase the Combined Fund’s total expenses.

Comment 5: In the Fee Tables on pages 10-11, although the “Management Fees” reflect the adjusted management fee as of February 1, 2019, the “Total Annual Fund Operating Expenses” match the annual financial highlights, which reflect a blended fee rate. Please modify footnote 1 to the Fee Table to clarify that management fees have been restated.

Response: The Registrant has amended footnote 1 to the Fee Table to state the following:

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

(1)	The management fees have been restated as of February 1, 2019. Prior to February 1, 2019, the management fee for each Fund was 1.00% of the respective Fund’s average daily net assets. Expense information has been restated to reflect current fees.

Comment 6: Please confirm in correspondence that any fees subject to recapture in the Target Fund will not be carried over to the Combined Fund.

Response: The Registrant so confirms.

Comment 7: On page 15, please consider whether the “80% Investment Policy” of the Target Fund matches the “General Principal Investment Strategies” of the Survivor Fund.

Response: The Registrant has amended its disclosures to state the following:

Principal Investment Strategies	Principal Investment Strategies
General	General
Using a tactical asset allocation model, the Adviser seeks to achieve the Fund’s investment objective by investing in the U.S. equity market during sustained rallies and investing defensively in U.S. Treasury bonds during weak equity market conditions.	Using a combination of tactical asset allocation strategies, the Adviser seeks to achieve the Fund’s investment objective by investing in U.S. and non-U.S. equity markets during sustained rallies and investing defensively in U.S. Treasury bonds during weak equity market conditions. ~~The Adviser will generally seek exposure to equities and treasuries through a variety of investments ETFs, ETNs, mutual funds, equity securities (such as common stock), U.S. government securities, and derivative instruments). The Fund’s principal derivative investments are swaps, structured notes, futures and options designed to provide exposure to a particular equity or treasury bond index or replicate the returns of one or more such indices.~~
Allocation	Allocation
The Adviser will generally seek exposure to equities and treasuries through a variety of investments that provide exposure to equity market and treasury bond indices, including exchange traded funds (“ETFs”), exchange traded notes (“ETNs”), mutual funds, equity securities (such as common stock), U.S. government securities, derivative instruments and other investments. The Fund’s derivative investments may include swaps, structured notes, futures and options designed to provide exposure to a particular equity or treasury bond index or replicate the returns of one or more such indices.	The Adviser will generally seek exposure to equities and treasuries through a variety of investments ETFs, ETNs, mutual funds, equity securities (such as common stock), U.S. government securities, and derivative instruments). The Fund’s principal derivative investments are swaps, structured notes, futures and options designed to provide exposure to a particular equity or treasury bond index or replicate the returns of one or more such indices.
80% Investment Policy	80% Investment Policy

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities of domestic companies. ~~The Adviser will generally seek exposure to equities and treasuries through a variety of investments that provide exposure to equity market and treasury bond indices, including exchange traded funds (“ETFs”), exchange traded notes (“ETNs”), mutual funds, equity securities (such as common stock), U.S. government securities, derivative instruments and other investments. The Fund’s derivative investments may include swaps, structured notes, futures and options designed to provide exposure to a particular equity or treasury bond index or replicate the returns of one or more such indices.~~	No similar policy.

Comment 8: Please consider whether the boldfaced text on page 15-16 should be bolded.

Response: The boldfaced text on pages 15-16 was bolded inadvertently. The formatting of the text has been corrected.

Comment 9: On page 21-22, please include performance information for the period ended December 31, 2019.

Response: The Registrant has updated the performance tables to include information for the year ended December 31, 2019.

Comment 10: On page 24 under the heading “Other Service Providers,” “Cohen & Company” is misspelled.

Response: The Registrant has corrected the typographical error.

Comment 11: On page 27 under the heading “Reasons for the Reorganization,” please provide the reasons why the specific merger of the Target Fund into the Survivor Fund is being proposed.

Response: The Registrant has amended its disclosures to state the following:

In the course of their discussions, the Trustees considered a variety of information, including that the Target Fund’s strategy is one of the strategies within the Survivor Fund, the Survivor Fund has had lower standard deviation and higher annualized total returns than the Target Fund, and the Combined Fund has greater potential for long-term viability than either the Target Fund or the Survivor Fund without the Reorganization.

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

Comment 12: On page 29, please provide a Capitalization Chart showing all classes combined.

Response: The Registrant has added the following capitalization chart showing all classes combined:

ALL CLASSES	Total Net Assets	Shares	Net Asset Value Per Share
Target Fund	$28,830,068	3,174,137	$9.08
Survivor Fund	$7,493,816	776,608	$9.65

Pro Forma Share Adjustment	-	3,020,349	-

Pro Forma - Survivor Fund	$36,323,884	3,796,957	$9.57

Statement of Additional Information

Comment 13: Please provide the file date and file number of each item being incorporated by reference on page SAI-3.

Response: The Registrant has amended its disclosures to state the following:

Management’s discussion of fund performance, audited financial statements and the related report of the independent registered public accounting firm for the Funds are contained in the Funds’ Annual Report for the fiscal year ended September 30, 2019 (File No. 811-22655) and are incorporated in this Statement of Additional Information by reference.

Comment 14: The column on the far right of the Statement of Assets and Liabilities (unaudited) on page SAI-4 should be titled “Pro Forma Combined.” The numbers in this column should agree to the capitalization tables.

Response: The Registrant has amended the heading accordingly.

Comment 15: In the Statement of Operations (unaudited) on page SAI-5, the far right column should be titled “Pro Forma Total After Adjustments.” Please explain why there is no pro forma adjustment to expenses when the management fee changed during the fiscal year. Please explain

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

why there is no adjustment as a result of the reorganization to administrative services fees and third-party administrative servicing fees.

Response: The Registrant has updated the Statement of Operations to reflect the new management fee and an adjustment to administrative services fees. There will be no adjustment to third-party administrative servicing fees because those fees are asset-based.

Comment 16: Please remove “consolidated” from the header on pages SAI-5 and SAI-6.

Response: The Registrant has revised the header of pages SAI-5 and SAI-6 accordingly.

Comment 17: Please add a footnote to the Statement of Operations directing the reader the Notes to the Pro Forma Financial Statements.

Response: The Registrant has added the following footnote to SAI-5:

Please see the accompanying Notes to Pro-Forma Financial Statements.

Comment 18: If any holdings will be repositioned as a result of the reorganization, please mark such holdings on SAI-8 with a ✓.

Response: The Registrant refers to its response to Comment 3 and states that there will be no repositioning of the Target Fund’s holdings.

Comment 19: The far right column of the Pro-Forma Portfolio of Investments on page SAI-8 should be titled “Pro Forma.”

Response: The Registrant has revised the column heading accordingly.

Comment 20: In Note 2 on page SAI-9, the penultimate sentence of the first paragraph states that “[t]he pro forma financial information has been adjusted to reflect the assumption that the Target Fund distributes its undistributed net investment income to its shareholders prior to the Reorganization.” Please confirm that this is a true statement given there is no adjustment shown for any financial distribution.

Response: The Registrant has deleted the sentence referenced in Comment 20.

Comment 21: In Note 2 on page SAI-9, the last sentence states that “certain combined expenses have been adjusted to reflect the anticipated contractual changes.” Please confirm whether this is a true statement given that there is no anticipated change in the management fee.

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

Response: The Registrant has amended its disclosures to state the following:

On the pro forma Statement of Operations, certain combined expenses have been adjusted to reflect the anticipated changes in administrative services fees. ~~contractual changes.~~

Legal Comments

Comment A: On page ii, in response to the question “When will the Reorganization occur?”, please confirm that the reorganization will take place in February 2020.

Response: The Registrant so confirms.

Comment B: In light of when the filing will go effective, please confirm that the Target Fund will still be closed to investors as of January 28, 2020.

Response: The Registrant so confirms.

Comment C: In the summary, please include a brief disclosure of the assets of the Target Fund and the Survivor Fund.

Response: The Registrant has added the following as the third paragraph under the heading “SUMMARY” on page 4:

As of January 28, 2020, the Target Fund had $26.2 million in assets and the Survivor Fund had $7.3 million in assets.

Comment D: On page 5 and 7 of the Summary, please provide side-by-side chart comparisons for the principal investment strategies and principal investment risks of the Target Fund and Survivor Fund.

Response: The Registrant has amended its disclosures on pages 5 and 7 of the Summary accordingly.

Comment E: Please provide a side-by-side comparison chart of the fundamental investment policies of the Target Fund and Survivor Fund.

Response: The Registrant has considered the SEC Staff’s request and respectfully declines to revise its disclosures. The Registrant believes that stating that both the Target Fund and Survivor Fund

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

February 3, 2020

have adopted the same list of fundamental investment policies, and listing those policies in full, provides greater clarity than a side-by-side comparison chart that there are no differences between the Funds’ investment policies.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser